UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities

Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the

Securities Exchange Act of 1934

Commission File Number 0-15829

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

(Exact name of registrant as specified in its charter)

Fifth Third Center

Cincinnati, Ohio 45263

(513) 534-5300

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in First Charter Corporation Retirement Savings Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None*.

Pursuant to the requirements of the Securities Exchange Act of 1934, Fifth Third Bancorp Master Profit Sharing (401(k)) Plan, as successor to First Charter Corporation Retirement Savings Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FIFTH THIRD BANCORP MASTER PROFIT SHARING (401(K)) PLAN

Date: November 12, 2008	By:	/s/ Paul L. Reynolds
Paul L. Reynolds Member, Pension and Profit Sharing Committee

*	Effective as of July 10, 2008, the First Charter Corporation Retirement Savings Plan (the “Plan”) was merged into the Fifth Third Bancorp Master Profit Sharing (401(k)) Plan. As a result, interests in the Plan, which constituted securities registered pursuant to the Securities Act of 1933, no longer exist. Therefore, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934.